Via EDGAR Submission

September 8, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Purple Innovation, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-248507)

Ladies and Gentlemen:

As the underwriter of the Company’s proposed public offering of common stock, we respectfully withdraw our request for acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-248507), set forth in a letter dated September 4, 2020.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As the Underwriter

BOFA SECURITIES, INC.

By:	/s/ Samuel Orme
Name: Samuel Orme
Title: Managing Director

[Signature Page to Acceleration Withdrawal Request]